EXHIBIT 99.67

GLENCORE

I N T E R N A T I O N A L   A G

To: Mr. Jonathan Cherry, Chairman, President and CEO of PolyMet Mining Corporation

Address: 444 Cedar Street, Suite 2060, St. Paul, MN 55101

Cc: Alan R. Hodnik, Chairman of Special Committee

19 July 2022

Re: Teck Transaction; Glencore Support

Dear Mr. Cherry,

You have informed us of a proposed transaction (the “Transaction”) between Teck Resources Limited (“Teck”) and PolyMet Mining (“PolyMet”) to form a joint venture concerning Teck’s Mesaba project and PolyMet’s NorthMet project.

We understand that PolyMet and Teck will be required to commit to funding their respective portion of the agreed Work Program up to a construction decision. You have told us that the funding required from PolyMet for the Work Program, upon closure of the Transaction is expected to be approximately US$85 million. PolyMet will also require funding with respect to (i) ongoing corporate costs between signing and closing the Transaction, (ii) transactional costs associated with the Transaction; and (iii) costs associated with conducting the Rights Offering, including the backstop fee. The expected cost (including the funding required for the Work Program) is approximately US$105 million.

Glencore has been a supportive investor in PolyMet for numerous years. You have asked us to whether we would be prepared to help facilitate PolyMet with raising the required funds for the Transaction and would otherwise be in favour of the Transaction.

We believe that the Transaction will be value accretive to the business, the shareholders and the various other stakeholders. To this end, Glencore is pleased to commit to the below financing structure:

PolyMet to raise the funds required as part of its obligations under the Transaction through a “Rights Offering” to all its existing shareholders upon completion of the Transaction. Glencore is willing to confirm its participation in such Rights Offering and will also back-stop the shortfall (if any) for the funds raised from the other shareholders under the offering upon similar terms to the back-stop provided in connection with the PolyMet rights offering in 2019 and for greater certainty, at the subscription price per security for any Rights Offering at the lesser of the minimum discount from the trading price of the common shares required under: (x) applicable securities laws; and (y) the applicable rules and policies of the Toronto Stock Exchange; and

Glencore will advise PolyMet if it will exercise its then currently held “Convertibles” in advance of the expected completion of the Transaction. In case Glencore opts to not exercise its option, PolyMet will raise the additional funding required to repay the then outstanding Glencore Debt as part of its Right Offering upon completion of the Transaction. Unless already converted prior to the Rights Offering record date, the due dates or conversion dates would be moved to the closing date of the Rights Offering.

All funding commitments from Glencore are done on a non-recourse basis, consistent with the current arrangements.

Registered address: Baarermattstrasse 3 % CH-6340 Baar % Switzerland

Mailing address: Baarermattstrasse 3 % P.O. Box % CH-6341 Baar % Switzerland

Telephone +41 41 709 20 00 % Telefax +41 41 709 30 00

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We believe that the above funding commitment allows all the PolyMet shareholders to be a part of this value accretive Transaction, and at the same time provides financing certainty to PolyMet (and Teck) for the consummation of the Transaction. Further, having an appropriately capitalized balance sheet upon closure will allow greater flexibility to PolyMet for subsequent fund raisings.

We understand that our existing offtake rights will require revision in light of the changes introduced by the Transaction. Glencore will enter into a new set of offtake arrangements with each of PolyMet and Teck by completion of the Transaction that will govern the terms on which Glencore may purchase product from each of them that they each in turn will purchase from the joint venture formed pursuant to the Transaction (each, an “Offtake Framework Agreement”).

Given the extent of Glencore’s new financing commitments and the new structure for offtake matters, PolyMet will enter into an Investor Rights and Governance Agreement (“IRA”) by completion of the Transaction with Glencore to set out a suitable governance structure going forward. In recognition of such commitments, the governance structure would, among other things offer Glencore reasonable assurances relating to the development and operations, including having a say in decision-making related to these matters. The forms of the joint venture agreement, Offtake Framework Agreements and the IRA have been settled between the parties as of the date of this letter.

Our funding commitments as outlined in this letter are accordingly conditional on the completion of the Transaction to our satisfaction, including the satisfactory execution and completion of the joint venture agreement, Offtake Framework Agreements and the IRA.

Congratulations again on the Transaction and we look forward to completion and the prospects for PolyMet’s future following completion.

We also confirm that this letter may be shared with Teck and understand that Teck may rely on our commitment described in this letter in connection with Teck’s decision to proceed with the Transaction.

[Signature page follows.]

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Yours faithfully

/s/ GLENCORE INTERNATIONAL AG

GLENCORE INTERNATIONAL AG